Calculation of Filing Fees Table

SC TO-I

(Form Type)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$4,285,531.50(a)	.00011020%	$472.27(b)
Fees Previously Paid	-		-
Total Transaction Valuation	$4,285,531.50 (a)
Total Fees Due for Filing			$472.27
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$472.27

_______________________

(a)       Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 52,810 shares of common stock (2.5% of the shares of common stock outstanding as of December 31, 2022, rounded to the nearest whole share) based upon a price of $81.15 (the net asset value per share as of September 30, 2022).

(b)       Calculated at .00011020% of the Transaction Valuation.